AKW
3/13/14

[redacted]

14047024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Wash., DC
189

SEC FILE NUMBER
8 41342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 7th Avenue
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Busuttil — 212-412-2305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP
3/20/14

OATH OR AFFIRMATION

I, Joe Busuttil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Capital Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN TAYLOR GOLDMAN
Notary Public, State of New York
No. 01GO6271332
Qualified in Queens County
Commission Expires; October 29, 2016

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Barclays Capital Inc. and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2013

pwc

Barclays Capital Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2013

Barclays Capital Inc. and Subsidiary
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of
Barclays Capital Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Barclays Capital Inc. (the "Company") and its subsidiary as of December 31, 2013.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Barclays Capital Inc. and its subsidiary at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Barclays Capital Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2013

(in millions, except share data)

Assets		
Cash and cash equivalents	$	765
Cash and cash equivalents segregated for regulatory and other purposes		5,258
Collateralized agreements:		
Securities purchased under agreements to resell		130,669
Securities borrowed		65,340
Securities received as collateral, at fair value (includes $24,592 pledged as collateral)		27,163
Financial instruments owned, at fair value (includes $38,533 pledged as collateral)		46,669
Receivables from brokers, dealers and clearing organizations		12,028
Receivables from customers		14,842
Accrued interest and dividend receivables		237
Other assets		635
Total assets	$	303,606
Liabilities and Stockholder's Equity		
Collateralized financings:		
Securities sold under agreements to repurchase	$	158,214
Securities loaned		34,919
Obligation to return securities received as collateral, at fair value		27,163
Financial instruments sold, but not yet purchased, at fair value		29,803
Payables to brokers, dealers and clearing organizations		3,391
Payables to customers		23,048
Short-term borrowings		6,983
Accrued interest and dividend payables		203
Other liabilities		1,847
Long-term borrowings		7,900
		293,471
Commitments and Contingencies (see Note 18)		
Subordinated debt		2,500
Stockholder's equity		
Common stock – no par value, 5,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		6,281
Retained earnings		1,358
Accumulated other comprehensive loss, net of tax		(4)
Total stockholder's equity		7,635
Total liabilities and stockholder's equity	$	303,606

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

1. Organization

Barclays Capital Inc. (the "Company"), a Connecticut company, is a registered securities broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC"), a futures commission merchant ("FCM"), swap firm, commodity pool operator, and commodity trading advisor registered with the Commodity Futures Trading Commission ("CFTC"), and municipal advisor with the SEC and Municipal Securities Rulemaking Board ("MSRB"). The Company is headquartered in New York, with registered domestic branch offices in Atlanta, Beverly Hills, Boston, Chicago, Dallas, Greenwich, Houston, Los Angeles, Media, Menlo Park, Miami, New York, Palm Beach, Philadelphia, San Juan, San Francisco, Santa Monica, Seattle, Washington D.C., and Wells, ME. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, and central banks.

The Company is a "4(k)(4)(E)" securities subsidiary under the Bank Holding Company Act, which permits it to engage in securities underwriting, dealing, or market-making activities. In its capacity as a broker-dealer, the Company clears derivative products for clients and affiliates on certain exchanges. The Company's activities include transactions in asset-backed securities, agency mortgage-backed securities, international debt securities, other corporate related securities, equities, resale and repurchase agreements, and securities lending and borrowing. The Company is also a primary dealer in United States ("U.S.") government securities.

The Company has investment banking, capital markets, and private investment management businesses in the U.S.

The Consolidated Statement of Financial Condition includes the accounts of Barclays Capital Inc. and its wholly-owned subsidiary, Barclays Business Credit LLC ("BBC" or "Subsidiary"). The Company's direct parent and sole stockholder is Barclays Group U.S. Inc. ("BGUS"). BGUS is wholly owned by Barclays Bank PLC ("BBPLC") and its subsidiaries, and is ultimately owned by Barclays PLC ("BPLC" and collectively with its subsidiaries, "Barclays PLC Group" or "Group"). Both BBPLC and BPLC are United Kingdom companies. The Company has significant intercompany transactions with related parties as described in Note 14 "Transactions with Affiliated Companies".

As at December 31, 2013, the Subsidiary did not have significant operations. See Note 22 for further information.

The Wealth and Investment Management division of BBPLC operates in the U.S. through the Company, and primarily provides brokerage and investment management services to high net worth clients.

The Company maintains a liquidity pool which consists primarily of unencumbered securities, including U.S. treasuries, U.S. agency debt, and U.S. agency MBS, as well as cash. Liquidity stress scenarios are used to assess the appropriate level for the Company's liquidity pool.

The Company subscribes to an independent credit rating agency review by Standard & Poor's. This rating agency assesses the creditworthiness of the Company based on reviews of the Company's broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting, and governance. The Company is rated A for long-term counterparty credit and A-1 for short-term counterparty credit.

2. Significant Accounting Policies

Basis of Presentation
The Consolidated Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Consolidated Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at December 31, 2013.

Use of Estimates
Preparation of the Consolidated Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and certain disclosures at the date of the Consolidated Statement of Financial Condition. Actual results could differ from these estimates.

Cash and cash equivalents
Cash and cash equivalents are comprised of on demand deposits. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Cash and cash equivalents segregated for regulatory and other purposes
Cash and cash equivalents segregated for regulatory and other purposes consist of cash and cash equivalents segregated under the Commodity Exchange Act ("CEA") and in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act.

Collateralized agreements and financings
Collateralized agreements consist of Securities purchased under agreements to resell ("Resale agreements"), Securities borrowed, and Securities received as collateral. Collateralized financings consist of Securities sold under agreements to repurchase ("Repurchase agreements"), Securities loaned, and Obligation to return securities received as collateral. Where the requirements of Accounting Standards Codification ("ASC") 210-20, *Offsetting* ("ASC 210-20") are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the Consolidated Statement of Financial Condition.

- **Resale and Repurchase agreements**
  Resale and Repurchase agreements are carried at the amounts of cash advanced or received, plus accrued interest, which generally approximates fair value (for further description, see Note 5, "Fair Value Measurements"). Resale agreements require the Company to deposit cash with the seller and to take possession of the purchased securities. Repurchase agreements require the buyer to deposit cash with the Company and to take possession of the sold securities. The fair value of the securities sold or purchased is generally in excess of the cash received or provided. The Company monitors the fair value of securities purchased and sold under agreements to resell and repurchase on a daily basis, with additional collateral obtained or posted as necessary.

- **Securities borrowed and loaned**
  Securities borrowed and loaned are carried at the amounts of cash advanced or received, plus accrued interest, which generally approximates fair value (for further description, see Note 5, "Fair Value Measurements"). Securities borrowed transactions require the Company to deposit cash collateral with the lender. Securities loaned transactions require the borrower to deposit cash collateral with the Company. Cash collateral is generally in excess of the fair value of

securities loaned or borrowed. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or posted as necessary.

- **Securities received as collateral and Obligation to return securities received as collateral**
  When the Company acts as the lender of securities in a securities lending agreement and the Company receives securities that can be pledged or sold as collateral, the Company recognizes an asset, representing the fair value of the securities received as collateral, and a liability, representing the obligation to return those securities.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. A transferor is considered to have relinquished control over the assets where (1) the transferred assets are legally isolated from the Company's creditors, (2) the transferee can pledge or exchange the financial assets (or if the transferee is a securitization or asset-backed financing vehicle that is constrained from pledging or exchanging the assets it receives, the holder of the beneficial interests issued by the vehicle can pledge or exchange the beneficial interests), and (3) the Company does not maintain effective control through the ability to repurchase the transferred assets before their maturity, or have the ability to unilaterally cause the holder to return the transferred assets (or if the transferee is a securitization or asset-backed financing vehicle that the Company cannot cause the holder to return the third-party beneficial interests related to those transferred assets).

The Company has elected to measure liabilities that arise from the Company's failure to de-recognize certain financial assets transferred into securitization vehicles at fair value in accordance with ASC 825, *Financial Instruments* ("ASC 825"), to eliminate volatility in earnings that would arise from using different measurement attributes.

Variable Interest Entities
The Company accounts for variable interest entities ("VIEs") in accordance with ASC 810, *Consolidation* ("ASC 810"). VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb the VIE's expected losses or receive expected residual returns, or both, that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with ASC 810, the Company consolidates VIEs for which it is the primary beneficiary. The Company reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The Company reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Fair Value Measurements
The Company accounts for a significant portion of its financial instruments at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820").

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Where the Company acts as a market maker, financial instruments are marked to mid-market prices. Fair value measurements do not include transaction costs.

Unless otherwise specified in Note 5, "Fair Value Measurements", the Company estimates that the aggregate fair value recognized in the Consolidated Statement of Financial Condition approximates carrying value as these financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize the transfers into and out of each level as of the end of the reporting period.

Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value
The Company's Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value, are reflected in the Consolidated Statement of Financial Condition on a trade date basis..

Customer Securities Transactions
Securities owned by customers, including those that collateralize margin or other similar transactions and are held for clients in an agency or fiduciary capacity by the Company, are not considered assets of the Company and are not included in the Consolidated Statement of Financial Condition. However, in the event of fails to deliver or receive, the Company records corresponding Receivables from customers or Payables to customers, respectively. These customer securities transactions are recorded on a settlement date basis in the Consolidated Statement of Financial Condition. The Company monitors the market value of collateral held and the market value of securities receivable from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

Receivables from and Payables to brokers, dealers and clearing organizations
Receivables from and payables to brokers, dealers and clearing organizations consist primarily of fails to deliver or receive securities, margin balances, deposits at clearing organizations, and amounts related to unsettled securities trading activity. Amounts related to regular-way unsettled trades are presented on a net basis.

Receivables from and Payables to customers
Receivables from and payables to customers include amounts due on cash and margin transactions, and amounts related to unsettled securities trading activity. Securities owned by customers, including those that collateralize margin or other similar transactions and are held for clients in an agency or fiduciary capacity by the Company, are not considered assets of the Company and are not included in the Consolidated Statement of Financial Condition. Amounts related to regular-way unsettled trades are presented on a net basis.

Loss Contingencies
ASC 450, *Contingencies* ("ASC 450"), requires an accrual for a loss contingency when it is "probable that one or more future events will occur confirming the fact of loss" *and* "the amount of the loss can be reasonably estimated." In accordance with ASC 450, the Company established an accrual for all litigation and regulatory matters, including matters disclosed herein, when it believed it probable that a loss has been incurred and the amount of the loss could be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be substantially higher or lower than the amounts accrued for those matters.

Share-Based Compensation
The Company applies ASC 710, *Compensation – General* ("ASC 710"), which focuses primarily on accounting for transactions in which an entity obtains employee services in exchange for share-based payments.

Retirement Benefits
The Company accounts for retirement benefits in accordance with ASC 715, *Compensation – Retirement Benefits* ("ASC 715"). For a defined benefit pension and post-retirement plan, ASC 715 requires an entity to recognize in its Consolidated Statement of Financial Condition the funded status of its defined benefit pension and post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation.. The pension plan in which the Company participates was amended in September 2012 and participants in the plan no longer accrue additional benefits for future service. As such, the Company has elected to prospectively recognize service costs for the pension plan over the average remaining life expectancy of the participants.

Income Taxes
Tax provisions are computed in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that, more likely than not, will be realized. The Company's deferred tax assets and tax liabilities are presented on a net basis, where applicable, as a component of Other assets in the Consolidated Statement of Financial Condition.

The Company and its Subsidiary are included in the federal consolidated income tax return of BGUS. The Company and its Subsidiary file combined and unitary state and local income tax returns with affiliates, as well as certain separate state and local filings. The Company has an intercompany tax sharing agreement with BGUS under which it computes the provision on a modified separate company basis and settles its current and deferred income tax receivable/payable on a periodic basis.

The Company follows guidance under ASC 740 which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are measured in the Consolidated Statement of Financial Condition at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

Recent Accounting Developments

Disclosures about Offsetting Assets and Liabilities
In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-11, *Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 requires additional disclosures for certain assets and liabilities that are presented on a net basis or instruments that are subject to an enforceable master netting arrangement or similar agreement. The additional disclosure requirements were effective for fiscal periods beginning on or after January 1, 2013 and are provided in Note 6, "Offsetting Arrangements".

Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities
In January 2013, the FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* ASU 2013-01 provides amendments that clarify that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASC No. 815, "Derivatives and Hedging", including bifurcated embedded derivatives, Resale and Repurchase agreements, and securities borrowing and securities lending transactions. Additional disclosures are provided in Note 4, "Financial Instruments" and Note 6, "Offsetting Arrangements".

Obligations Resulting from Joint and Several Liability Arrangements
In February 2013, the FASB issued ASU No. 2013-04, *Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date.* ASU 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the ASU is fixed at the reporting date as the sum of: (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The ASU is effective for the first interim and annual period beginning on or after December 15, 2013. The Company is currently evaluating the potential impact of the ASU, but does not expect the ASU to have a material effect on the Company's Consolidated Statement of Financial Condition.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists
In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward exists. ASU 2013-11 requires the company to present an unrecognized tax benefit as a reduction of a deferred tax asset for a NOL or tax credit carryforward whenever the NOL or tax credit carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. The new guidance is effective for fiscal periods beginning on or after December 15, 2013. The Company is currently evaluating the potential impact of the ASU, but does not expect the ASU to have a material effect on the Company's Consolidated Statement of Financial Condition.

3. Assets Segregated or Held in Separate or Sequestered Accounts for Regulatory and Other Purposes

At December 31, 2013, assets segregated or held in separate or sequestered accounts under the CEA or other regulations are included in the Consolidated Statement of Financial Condition as follows (in millions):

Cash	$	2,160
Cash equivalents		2,098
Receivables from broker, dealers and clearing organizations		4,849
Total assets segregated under the CEA	$	9,107

Additionally, cash of $1,000 million is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act.

4. Financial Instruments

The following table sets forth the Company's financial instruments owned, at fair value, including those pledged as collateral and financial instruments sold, but not yet purchased, that are measured at fair value in accordance with ASC 820 as of December 31, 2013 (in millions):

Fair Value of Financial Instruments:	**Financial instruments owned**	**Financial instruments sold, but not yet purchased**
Money market instruments	$ 449	$ -
Government and agencies:		
Government securities	20,107	23,966
Agency securities	14,748	567
Mortgage-backed securities ("MBS") and other asset-backed securities ("ABS"):		
Commercial MBS	605	11
Residential MBS	757	-
Other ABS	729	-
Corporate debt securities	4,012	1,797
Equities and convertibles	4,856	2,825
Derivative contracts, net:		
Equity options	6	289
To-be-announced ("TBA") contracts	301	305
Other derivatives	99	43
	$ 46,669	$ 29,803

Financial instruments sold, but not yet purchased, at fair value represent obligations of the Company to deliver a specified security or cash at a contracted price. These transactions are subject to market risk if the market price of these financial instruments changes subsequent to the date of the Consolidated Statement of Financial Condition.

Derivative Contracts

The derivative balances represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell other financial instruments at specified terms on a specified date. Derivative contracts may be listed and traded on exchanges (referred to as exchange-traded) or traded and privately negotiated directly between two parties (referred to as over-the-counter derivatives). Both exchanged-traded and over-the-counter ("OTC") derivatives are presented in the table below.

The Company enters into trading derivative contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading and market making activities. As part of the Company's risk management policies, the Company manages risks associated with derivatives on an aggregate basis. The Company uses industry standard derivative contracts whenever appropriate.

The fair value of derivative transactions is reported in the Consolidated Statement of Financial Condition as assets or liabilities in Financial instruments owned, at fair value or Financial instruments sold, but not yet purchased, at fair value, as applicable. Derivatives are presented at fair value in the table below on a gross basis, prior to the application of the impact of counterparty netting under ASC 210-20. In accordance with ASC 210-20, where the Company has entered into a legally enforceable netting agreement with counterparties, it reports derivative assets and liabilities, and any related cash collateral, on a net-by-counterparty basis in the Consolidated Statement of Financial Condition. Net presentation of derivative assets and liabilities, and any related cash collateral, does not impact the classification of the derivative instruments within the fair value hierarchy.

The following table sets forth the fair value and the notional value of the Company's derivative contracts by major product type on a gross basis as of December 31, 2013. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the Company's exposure (in millions):

	Derivative Assets	Derivative Liabilities	Contract / Notional
Equity options	$ 2,408	$ 2,691	$ 148,889
TBA contracts	301	305	118,774
Other	99	43	63,915
Gross fair value of derivatives contracts	2,808	3,039	$ 331,578
Counterparty netting	(2,402)	(2,402)	
Total included in Financial instruments owned, at fair value	$ 406		
Total included in Financial instruments sold, but not yet purchased, at fair value		$ 637	
Derivative Contracts not subject to an enforceable netting agreement under U.S. GAAP	$ 406	$ 348	
For derivative contracts that are subject to an enforceable netting agreement under U.S. GAAP, collateral received that is not nettable under U.S. GAAP[(a)]	$ -	$ 289	

(a) Represents liquid security collateral as well as cash collateral held at third party custodians.

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, for most derivative transactions, the notional amount is not exchanged but rather used as a reference to calculate payments.

As of December 31, 2013, the Company had no requirements to post additional collateral under derivative contracts in the event of a reduction in the Company's long-term credit rating, and would not be subject to termination of these transactions in the event of such a reduction.

5. Fair Value Measurements

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Quoted market prices – Level 1

Financial instruments are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions at an arm's length basis. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Valuation technique using observable inputs – Level 2

Financial instruments classified as Level 2 are valued using quoted prices for identical instruments in markets that are not considered to be active, or quoted prices for similar assets or liabilities in active markets, or valuation techniques in which all significant inputs are observable, or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 valuations include financial instruments, which are valued using market standard pricing techniques, such as options and TBA contracts that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation technique using significant unobservable inputs – Level 3

Financial instruments are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Such inputs are generally determined based on observable inputs of a similar nature, historical observations on the level of the inputs or other analytical techniques.

Credit Risk

Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative financial instruments (particularly those with significant future projected cash flows) are traded in the market at levels which reflect credit considerations. Credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. Credit risk exposure, including that ensuing from the trade facilitation and intermediation, is actively mitigated through a combination of credit limits and economic hedging.

Valuation Process

The Company has an established and documented process for determining fair value and has controls in place to ensure that its valuations are appropriate. An independent model review group reviews the Company's valuation models and approves them for use for specific products. All valuation models of the Company are subject to this review process. A price verification group, independent from the risk-taking functions, utilizes independent data sources to validate the ongoing appropriateness and material accuracy of valuations on the Company's Consolidated Statement of Financial Condition. Where significant variances are noted in the independent price verification process, an adjustment is taken to the fair value position. Any changes to the valuation methodology are reviewed by management to confirm the changes are justified. As markets and products develop and the pricing for certain products becomes more transparent, the Company refines its valuation methodologies.

Fair Value Hierarchy

The following table presents the Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value as of December 31, 2013, by underlying instrument type and by the valuation hierarchy as described earlier in this Note (in millions):

	Fair Value Measurements on a recurring basis as of December 31, 2013				
	Level 1	Level 2	Level 3	Netting and collateral	Total carrying value
Assets					
Financial instruments owned, at fair value					
Money market instruments	$ -	$ 449	$ -	$ -	$ 449
Government and agencies:					
Government securities	10,464	9,643	-	-	20,107
Agency securities	-	14,627	121	-	14,748
MBS and other ABS:					
Commercial MBS	-	283	322	-	605
Residential MBS	-	113	644	-	757
Other ABS	-	353	376	-	729
Corporate debt securities		3,989	23	-	4,012
Equities and convertibles	3,676	1,146	34	-	4,856
Derivative contracts:					
Equity options	2,358	50	-	(2,402)	6
TBA contracts	-	301	-	-	301
Other derivatives	7	92	-	-	99
Total Financial instruments owned	$ 16,505	$ 31,046	$ 1,520	$ (2,402)	$ 46,669
Securities received as collateral, at fair value	$ 20,498	$ 6,665	$ -	$ -	$ 27,163
Liabilities					
Financial instruments sold, but not yet purchased, at fair value					
Money market instruments	$ -	$ -	$ -	$ -	$ -
Government and agencies:					
Government securities	20,455	3,511	-	-	23,966
Agency securities	-	567	-	-	567
MBS and other ABS:					
Commercial MBS	-	11	-	-	11
Residential MBS	-		-	-	-
Other ABS	-	-	-	-	-
Corporate debt securities	-	1,797	-	-	1,797
Equities and convertibles	1,362	1,463	-	-	2,825
Derivative contracts:					
Equity options	2,654	37	-	(2,402)	289
TBA contracts	-	305	-	-	305
Other derivatives	6	37	-	-	43
Total Financial instruments sold, but not yet purchased	$ 24,477	$ 7,728	$ -	$ (2,402)	$ 29,803
Obligation to return securities received as collateral, at fair value	$ 20,498	$ 6,665	$ -	$ -	$ 27,163

Cash Instruments and Derivative Contracts
Financial instruments are separated into two categories: cash instruments and derivative contracts, described below.

Cash Instruments
The Company's cash instruments are predominantly classified within level 1 or level 2 of the fair value hierarchy.

Level 1 Cash Instruments
Level 1 cash instruments, valued based on unadjusted, quoted market prices for identical unrestricted instruments in active markets, include certain U.S. government obligations and actively traded listed equities.

The Company defines active markets for equity instruments based on the average daily volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on the average daily volume and the number of days with trading activity.

The Company does not apply liquidity or concentration reserves for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 Cash Instruments
Level 2 cash instruments include money market instruments, less liquid government bonds, most government agency obligations and mortgage-backed securities, corporate bonds, certain mortgage products, less liquid listed equities, and state, municipal and provincial obligations. Valuations for these types of instruments include transactions in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, vendor prices, or alternative pricing sources with reasonable levels of price transparency. Where there are no observable market prices, fair value is determined by reference to either bond issuances of the same issuer as proxy inputs to obtain discounted cash flows. In the absence of observable bond or credit default swap spreads for the respective issuer, similar referenced assets or sector averages are applied as proxy (appropriateness of proxies are based on issuer, coupon, maturity and industry).

Valuation adjustments may be applied to reflect illiquidity and/or non-transferability, which are generally based on available market evidence and may incorporate management's best estimate based on such evidence.

Level 3 Cash Instruments
Certain cash instruments are classified within level 3 of the fair value hierarchy if they trade infrequently and have little or no price transparency. Such instruments include less liquid mortgage-backed securities and asset-backed securities, less liquid corporate debt securities (including distressed debt instruments), and certain types of equity instruments, primarily private equity.

Absent evidence to the contrary, instruments classified within level 3 of the fair value hierarchy are initially valued at the transaction price, which is considered to be the best initial estimate of fair value. Subsequent to the transaction date, the Company uses other methodologies to determine fair value, which vary based on the type of instrument, as described below.

Valuation is adjusted generally only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third party transactions in the underlying investment or comparable entities, other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or expected cash flows. The valuation techniques and significant inputs used in determining the fair value of each class of cash instrument classified within level 3 of the fair value hierarchy are as follows:

- **Mortgage-backed and other ABS.** Debt securities that are linked to the cash flows of a pool of referenced assets via securitization. This category includes residential MBS, commercial MBS, and other ABS.

  Where available, valuations are based on observable market prices. Otherwise, valuations are predominantly determined by discounted cash flow analysis using industry standard cash flow engines. The key inputs for residential MBS are credit spread or yield, conditional prepayment rate ("CPR"), constant default rate ("CDR"), and loss given default. The key input for commercial MBS is credit spread. The key inputs for other ABS are credit spread or yield, CPR, CDR, and loss given default. The aforementioned inputs are all determined by proxying to observed transactions, market indices or market research, and by assessing the underlying collateral performance and composition.

  Determining applicable proxy transactions requires an assessment and comparison of each of the securities' underlying attributes including: collateral type, tranche, shelf or issuer analysis, vintage, credit ratings, underlying asset composition, other deal-specific characteristics and an assessment of the underlying collateral performance (CPR, CDR, loss given default).

- **Equities and convertibles.** For equities and convertibles, the level 3 population is comprised of non-actively traded equities, convertible bonds and private equity securities. Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

- **Corporate debt securities.** Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

Derivative Contracts

Exchange-traded derivatives, including equity options, typically fall within level 1 or level 2 of the fair value hierarchy, depending on whether they are deemed to be actively traded or not. OTC derivatives typically fall within level 2 of the fair value hierarchy.

Level 1 Derivatives

Exchange-traded derivatives fall within level 1 of the hierarchy if they are actively traded, and are valued at their quoted market prices. Currently, the Company's level 1 derivatives primarily include exchange-traded options and futures, which exhibit the highest level of price transparency. Examples would include U.S. Treasury futures and options on indices and common corporate stock.

Level 2 Derivatives
Level 2 exchange-traded derivatives are not actively traded and are valued using models that are calibrated to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying financial instruments.

Level 2 OTC derivatives, including TBA contracts, are valued using market transactions and other market evidence whenever possible, such as market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. OTC derivatives are classified within level 2 when all of the significant inputs can be corroborated to market evidence. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations. Valuation adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Where models are used, the selection of a particular model to value an OTC derivative depends upon the contract terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. The pricing models take into account the contract terms (including maturity) as well as key inputs, depending upon the type of derivative and the nature of the underlying instrument, including market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss given default rates and correlations of such inputs. Valuations of these instruments are corroborated by market prices.

For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

Transfers Between Levels of the Fair Value Hierarchy
During the year ended December 31, 2013, the Company had the following transfers between levels of the fair value hierarchy:

- Equities and convertible assets of $112 million from level 1 to level 2 primarily reflecting transfers of exchange-traded funds.

- Equities and convertible assets of $10 million from level 3 to level 2 driven by the availability of observable external market data associated with these positions.

There were also insignificant reclassifications amongst the levels for corporate debt, equities and convertibles, and derivative contracts.

Significant Unobservable Inputs used in Level 3 Measurements
The table below provides information on the valuation techniques, significant unobservable inputs, and the range and weighted average of those inputs for the financial instruments that are classified as level 3 under the fair value hierarchy. The listed ranges represent the highest and lowest value of each respective input across all investments included within the Financial Instrument classifications listed below as of December 31, 2013. The disclosures below also include qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Fair value (in millions)	Valuation methodology	Significant Unobservable Inputs	Range of input values Low	High	Weighted Average
Agency securities[a]	$ 108	Cash flow	Credit Spread	2%	8%	4%
			Conditional Prepayment Rate	5%	5%	5%
	13	Cash flow	Credit Spread	2%	2%	2%
Commercial MBS	321	Cash flow	Credit Spread	1%	35%	5%
	1	Price-based	Price*	0%	17%	9%
Residential MBS	644	Cash flow	Conditional prepayment rate	0%	15%	3%
			Constant default rate	1%	14%	8%
			Loss given default	25%	100%	67%
			Yield	1%	38%	6%
Other ABS	214	Cash flow	Credit Spread	0%	10%	2%
	73	Cash flow	Conditional Prepayment Rate	0%	20%	19%
			Constant Default Rate	1%	8%	1%
			Loss Given Default	30%	56%	31%
			Yield	2%	40%	7%
	89	Price-based	Price*	0%	101%	97%
Corporate debt securities	23	Price-based	Price*	0%	98%	64%
Equities and convertibles	34	Price-based	Price**	$ -	$ 7,450	$ 2,638

[a] Comprised of Agency CMBS.
* Pricing information is presented as a percentage of par.
** Pricing information is presented on a dollar per unit basis.

In general, an increase in the yield, credit spreads, constant default rates and loss given default, in isolation, would result in a decrease in the fair value measurement. In addition, an increase in constant default rates would generally be accompanied by an increase in loss given default, slower conditional prepayment rates and an increase in yields.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value
The following table presents the Company's carrying value, fair value, and related fair value hierarchy level for those financial instruments which are not carried at fair value in the Consolidated Statement of Financial Condition for the Company as of December 31, 2013.

The carrying value of Cash and cash equivalents, Cash and cash equivalents segregated for regulatory and other purposes, Securities borrowed, Securities loaned, and receivables and payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity, contractual interest rates being set at current market rates or subject to repricing, and collectability.

For those financial instruments not carried at fair value with a longer maturity term or date outstanding, fair value is determined using a discounted cash flow methodology. These financial instruments include a component of both Resale agreements and Repurchase agreements.

Fair value of Long-term borrowings and Subordinated debt agreements is determined based on current interest rates and credit spreads for debt instruments with similar terms and maturities.

(in millions)

Assets	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 765	$ 765	$ 765	$ -	$ -
Cash and cash equivalents segregated for regulatory and other purposes	5,258	5,258	5,258	-	-
Securities purchased under agreements to resell	130,669	130,907	-	130,907	-
Securities borrowed	65,340	65,341	-	65,341	-
Receivables from brokers, dealers and clearing organizations	12,028	12,028	-	12,028	-
Receivables from customers and other financial assets not measured at fair value *	15,180	15,180	-	15,180	-
Liabilities					
Securities sold under agreements to repurchase	$ 158,214	$ 158,443	$ -	$ 158,443	$ -
Securities loaned	34,919	34,919	-	34,919	-
Payables to brokers, dealers and clearing organizations	3,391	3,391	-	3,391	-
Payables to customers and other financial liabilities not measured at fair value **	30,434	30,434	-	30,434	-
Long-term borrowings and subordinate debt	10,400	10,469	-	10,469	-

* Includes Receivables from customers, Accrued interest and dividend receivables and other financial assets not measured at fair value. Does not include nonfinancial assets such as intangible assets, deferred tax assets and prepaid assets.

** Includes Payables to customers, Short-term borrowings, Accrued interest and dividend payables and other financial liabilities not measured at fair value. Does not include compensation and benefit arrangements, pension and current tax obligations.

6. Offsetting Arrangements

In accordance with ASU 2011-11, the Company offsets financial assets and financial liabilities in the Consolidated Statement of Financial Condition where there is a legally enforceable right to set off the recognized amounts and other offsetting requirements are met.

The following table presents the gross amounts, amounts offset, underlying collateral value of those agreements subject to enforceable netting agreements (limited to the net amount recorded in the Consolidated Statement of Financial Condition so as not to include over-collateralization), and amounts not subject to enforceable netting agreements on Resale and Repurchase agreements, and securities borrowed and loaned as of December 31, 2013.

The 'Net amount' presented below is not intended to represent the Company's actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.

	Amounts subject to enforceable netting arrangements						
	Effects of offsetting on Statement of Financial Condition			Related amounts not offset (a)			
(in millions)	Gross amounts	Amounts offset	Net amounts reported in the Statement of Financial Condition	Financial Collateral (b)	Net amount	Amounts not subject to enforceable netting agreements	Statement of Financial Condition total (c)
Resale agreements	$ 222,721	$ (100,770)	$ 121,951	$ 121,095	$ 856	$ 8,718	$ 130,669
Securities borrowed	28,213	-	28,213	27,705	508	37,127	65,340
Total Assets	$ 250,934	$ (100,770)	$ 150,164	$ 148,800	$ 1,364	$ 45,845	$ 196,009
Repurchase agreements	$ 217,015	$ (100,770)	$ 116,245	$ 115,624	$ 621	$ 41,969	$ 158,214
Securities loaned	34,303	-	34,303	33,901	402	616	34,919
Total Liabilities	$ 251,318	$ (100,770)	$ 150,548	$ 149,525	$ 1,023	$ 42,585	$ 193,133

(a) Collateral is reflected at its fair value, but has been limited to the net exposure in the Consolidated Statement of Financial Condition so as not to include any over-collateralization.

(b) Includes cash and financial instrument collateral related to arrangements subject to an enforceable master netting agreement; these amounts are not presented net in the Consolidated Statement of Financial Conditions because other U.S. GAAP netting criteria are not met. Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

(c) The Statement of Financial Condition total is the sum of 'Net amounts reported in the Statement of Financial Condition' that are subject to enforceable netting arrangements and 'Amounts not subject to enforceable netting arrangements'.

7. Securitization Activities and Variable Interest Entities

Re-securitizations of Non-agency Mortgage-backed Securities

The Company repackages MBS by selling them into securitization vehicles that issue beneficial interests to investors. The securitization vehicles qualify as VIEs under ASC 810. While the Company may retain interests in the securitized financial assets through holding tranches of the securitizations, the Company is generally not required to consolidate these VIEs as it does not have the power to direct the significant activities of the entities. The Company acts as underwriter of the beneficial interests that are sold to investors. The Company de-recognizes the transferred securities when it relinquishes control. The transferred assets are recorded at fair value prior to the securitization.

For the year ended December 31, 2013, the Company sold securities with a fair value of $1,541 million (par value of $1,938 million) into residential securitization vehicles, of which $1,498 million were non-investment grade and $43 million were investment grade, and securities with a fair value of $82 million (par value of $73 million) into commercial securitization vehicles, of which all were investment grade. Retained interests represent the Company's continuing involvement in the securitization vehicle in the form of bonds issued by the securitization vehicle to the Company. These interests are recorded at fair value in Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition. As of December 31, 2013, the Company held retained interests in non-investment grade residential MBS with a fair value of $107 million. The maximum amount of loss that the Company is exposed to is the carrying amount of these positions in the Consolidated Statement of Financial Condition as the Company has no other requirements to support these vehicles.

The following tables set forth the weighted average key economic assumptions used in measuring the fair value of the Company's retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions (in millions):

Residential MBS

Fair value of retained interests	$ 107
Weighted average life (years)	13.67
Conditional prepayment rate	3.75%
Impact of 10% adverse change	$ (1.73)
Impact of 20% adverse change	$ (3.51)
Constant default rate	6.56%
Impact of 10% adverse change	$ (5.67)
Impact of 20% adverse change	$ (11.18)
Yield	6.18%
Impact of 10% adverse change	$ (5.22)
Impact of 20% adverse change	$ (10.08)
Loss given default	64.58%
Impact of 10% adverse change	$ (11.03)
Impact of 20% adverse change	$ (21.52)

The impact of a change in a particular assumption is calculated independently of changes in any other assumption. Changes in fair value of the retained interests based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

Conditional prepayment rate represents the voluntary, unscheduled repayment of loan principal by the borrower, also commonly referred to as "prepayment speed".

Constant default rate represents an annualized rate of default of the collateral pool underlying a securitized product.

Yield is the rate used to discount projected cash flows in a discounted future cash flow analysis.

Loss given default is the percentage of the defaulted balance which is not covered by liquidation proceeds (recoveries) and therefore passes through as a loss to the securitization trust.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests.

The Company's positions in and associated maximum exposure to loss in all non-agency securitization vehicles, including those established by third parties, as of December 31, 2013 was $757 million for residential securitization vehicles, of which $107 million represents retained interests in securitization vehicles to which the Company sold securities, and $605 million for commercial securitization vehicles, of which there were no retained interests.

Agency Securitizations

As part of the ordinary course of business, the Company owns interests in agency securitizations established by third parties that it does not consolidate as it does not have the power to direct the significant activities of those entities under ASC 810. During the year ended December 31, 2013, the Company sold $35,503 million of U.S. government agency-issued securities to the agencies which were placed into their securitization vehicles. The Company de-recognizes those securities from its Consolidated Statement of Financial Condition as it has relinquished control over those securities.

The Company's positions in and associated maximum exposure to loss in all agency securitization vehicles, including those established by third parties, as of December 31, 2013 was $3,063 million, and was recorded as Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition.

Municipal Securities Tender Option Bond ("TOB") Trusts

The Company forms TOB trusts through which investments in municipal securities are financed. TOB trusts hold tax-exempt securities issued by state or local municipalities. The trusts are typically single-issuer trusts whose assets are purchased from the Company via the primary and secondary market. To fund the purchase of their assets, the trusts issue long-term senior floating rate notes ("Floaters") and junior residual securities ("Residuals"). The holder of the Residuals generally has the ability to direct decisions that significantly impact the economic performance of the TOB trusts through its ability to liquidate the TOB trust and ultimately direct the sale of the municipal bonds owned by that trust. Liquidity agreements are provided to the trust by BBPLC and the Company serves as remarketing agent for the Floaters. Floater holders have an option to tender the Floaters they hold back to the trust periodically. The Company, in its capacity as a remarketing agent, facilitates the sale of the Floaters to third parties at inception of the trust, facilitates the reset of the Floater coupon, and remarkets any tendered Floaters. If Floaters are tendered and the Company (in its role as remarketing agent) is unable to find a new investor within a specified period of time, it can declare a failed remarketing (in which case the trust is unwound) or may choose to buy the Floaters into its own inventory and may continue to try to sell them to a third-party investor. No failed remarketings on trusts formed by the Company were declared during the year ended December 31, 2013.

The Company considers the TOB trusts to be VIEs. The trusts are not consolidated by the Company where third-party investors hold the residual interests in the trusts, as the Company's involvement with the trusts is limited to its role as remarketing agent and the Company does not have the power to direct the activities of the trust that most significantly impact the economic performance of the trust. Where the Company holds the residual interests, the Company consolidates the trusts.

As of December 31, 2013, the Company holds no residual interests and therefore does not consolidate any TOB trusts. During the year ended December 31, 2013, the Company sold $1,462 million of municipal bonds into TOB trusts. The Company generally de-recognizes those bonds from its Consolidated Statement of Financial Condition as it has relinquished control over those securities. As of December 31, 2013, the Company held $17 million of Floater inventory related to the TOB programs.

Other Asset-backed Securitizations

As of December 31, 2013, the Company holds positions in other asset-backed securitization vehicles, included in Financial instruments owned, at fair value. These positions were acquired through market making activities and resulted in a maximum exposure to loss of $729 million of other ABS. As of December 31, 2013, the Company held no retained interests in other asset-backed securitization vehicles and transferred no assets to such vehicles during the year then ended.

8. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations, as reported in the Consolidated Statement of Financial Condition at December 31, 2013, consist of the following (in millions):

	Receivables from brokers, dealers and clearing organizations	Payables to brokers, dealers and clearing organizations
Securities failed to deliver/receive	$ 942	$ 1,273
Margin receivable/payable	10,717	1,609
Fees and commissions receivable/payable	66	447
Other	303	62
	$ 12,028	$ 3,391

9. Other Assets and Other Liabilities

At December 31, 2013, Other assets primarily consist of net deferred tax assets of $406 million, intercompany tax settlement receivable of $92 million, asset management fee receivables of $39 million, identifiable intangible assets of $22 million (which consists primarily of designated market maker rights), and loans to employees of $7 million. Other liabilities primarily consist of accrued compensation, accruals for loss contingencies, and other obligations.

10. Income Taxes

The Company and its Subsidiary are included in the federal consolidated income tax return of BGUS. At December 31, 2013, the Company had $1,545 million of net deferred tax assets, included in the Consolidated Statement of Financial Condition. This balance is comprised of deferred tax assets of $1,548 million resulting from temporary differences primarily related to deferred compensation, stock-based compensation, and intangible assets acquired as part of the Lehman Brothers acquisition. These deferred tax assets were offset by deferred tax liabilities of $3 million resulting from temporary differences primarily related to intangible assets and reduced by an intercompany settlement of $1,139 million. The Company's tax-sharing agreement requires periodic settlement with BGUS resulting from changes to the net federal deferred tax balance. Until settlement, net balances are recorded as a component of Other assets in the Consolidated Statement of Financial Condition. As of December 31, 2013, the Company had $406 million of unsettled net deferred tax asset balance.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. A valuation allowance of $3 million is recorded at December 31, 2013 related to certain state net operating losses that the Company believes are not more likely than not to be realized.

The Company has state net operating losses of $136 million expiring in the years beginning after 2031.

The Company's policy is to record interest and penalties in the tax provision. The Company's unrecognized tax benefits, including interest of $11 million, are recorded in the Consolidated Statement of Financial Condition as current income taxes payable, included in Other liabilities. The Company has not recorded any amounts for penalties related to its unrecognized tax benefits. During 2013, the BGUS group obtained new information with respect to the majority of the Internal

Revenue Service ("IRS") audit issues for the examination related to tax years 2007 through 2009, which included the year of the Lehman acquisition. As a result, the Company has adjusted its unrecognized tax benefits. The Company does not anticipate any events that will significantly impact the balances during the next 12 months.

BGUS has largely agreed the 2007 through 2009 IRS audit with the exception of two issues, one of which relates to BCI. The Company intends to go through the IRS administrative process to dispute this issue. The Company has not changed its position on the expected outcome of this issue. BGUS's federal corporate income tax returns for the years 2010 and after remain subject to full examination. The Company and its Subsidiary file combined and unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for the years 2007 and after.

11. Short-Term Borrowings

At December 31, 2013, Short-term borrowings consist of uncollateralized loans payable primarily to affiliates of $6,954 million and bank overdrafts payable primarily to third parties of $29 million.

The uncollateralized loans from affiliates primarily represents the amount utilized on an uncommitted and unsecured money market line of credit of $10,000 million with BBPLC, of which $6,696 million was utilized primarily to support the short-term requirements of the Company's liquidity pool. These loans bear interest at rates based on the Group's external funding curve. The carrying value of these borrowings approximates fair value due to the short-term nature of the obligation and the same credit rating of the Company and BBPLC.

12. Long-Term Borrowings

At December 31, 2013, the Company has long-term borrowings with BGUS in the form of two 5-year unsecured fixed term financing arrangements totaling $7,900 million, with an option to prepay all or part of each loan on 30 days notice without penalty. These arrangements bear interest at a rate of 4.03% and will mature on February 23, 2017. For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

13. Subordinated Debt

At December 31, 2013, the Company has subordinated debt with BGUS for $2,500 million which matures on July 16, 2015. Under the provisions of this loan, provided that the Company has not given written notification to the Financial Industry Regulatory Authority to cancel the rollover, an automatic one year rollover of the maturity date occurs within seven months of maturity. The loan bears interest at rates based on 3 month U.S. Dollar London Interbank Offered Rate ("LIBOR"), plus 4.3%. For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

14. Transactions with Affiliated Companies

The Company enters into securities transactions and other transactions with affiliates. At December 31, 2013, balances with such affiliates were included in the Consolidated Statement of Financial Condition line items as follows (in millions):

Cash and cash equivalents	$	58
Securities purchased under agreements to resell		44,061
Securities borrowed		21,875
Securities received as collateral		23,673
Financial instruments owned, at fair value		93
Receivables from brokers, dealers and clearing organizations		3,243
Receivables from customers		4,914
Other assets		92
Securities sold under agreements to repurchase		27,567
Securities loaned		31,063
Obligation to return securities received as collateral		23,673
Financial instruments sold, but not yet purchased, at fair value		27
Payables to brokers, dealers and clearing organizations		1,667
Payables to customers		2,008
Short-term borrowings		6,962
Accrued interest and dividend payables		8
Other Liabilities		21
Long-term borrowings		7,900
Subordinated debt		2,500

The Company has arranged a daily transfer of the economic risk related to its equity options positions and related hedges, to BBPLC under a Total Return Swap ("TRS"), which is cash settled daily. As of December 31, 2013, a receivable of $3 million related to unsettled transfers was recognized and was included in Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition.

At December 31, 2013, the Company had short-term borrowings of $6,962 million primarily related to the utilized portion of the uncommitted and unsecured money market line of credit as described in Note 11 "Short-term Borrowings". In addition, the Company had two loans with BGUS totaling $7,900 million as described in Note 12 "Long-term Borrowings" and subordinated debt with BGUS of $2,500 million as described in Note 13 "Subordinated Debt".

During the year ended December 31, 2013, under its intercompany tax sharing agreement with BGUS, the Company transferred $33 million of current and deferred federal income taxes, the payment of which is settled periodically.

The Company sells certain receivables related to investment banking clients to an affiliate. At December 31, 2013, the fair value of these receivables sold was approximately $185 million.

As of December 31, 2013, the Company held $169,343 million of affiliates' financial instruments as collateral, primarily in connection with Resale agreements, securities borrowed and customer margin loans.

At December 31, 2013, the Company was a beneficiary of letters of credit from BBPLC in the amount of $445 million related to certain margin requirements of the CME Group when trading futures.

At December 31, 2013, the Company had placed $574 million of its affiliates' securities and $1,092 million of its affiliates' cash and cash equivalents on deposit with clearing organizations for trade facilitation purposes.

On December 20, 2013, the Company remitted $500 million of its excess distributable retained earnings to BGUS as a cash dividend. As part of BBPLC's normal operations to ensure adequate capitalization across the firm, the Company reviews its ability to remit all annual profits or any excess distributable retained earnings as a dividend to BGUS, unless the profit is required to support capital adequacy requirements. As part of a regular review of the Company's capitalization, it was determined that the distributable retained earnings were sufficient to support capital adequacy requirements and a dividend to BGUS.

BBPLC has provided guarantees to certain third parties over their exposure to the Company in relation to futures trading or prime services financing activities.

15. Benefit Plans

Pension Plan

The Company and its Subsidiary provide pension benefits for eligible employees through participation in a defined benefit pension plan of BBPLC. All eligible employees participate in the pension plan on a non-contributory basis, and are fully vested after five years of service. The Company makes contributions to the plan based upon the minimum funding standards under the Internal Revenue Code. Employees hired on or after September 22, 2008 are not eligible to participate in the plan. During the third quarter of 2012, the plan was frozen such that existing participants would not accrue any additional benefits. The firm recognizes the funded status of its defined benefit pension plan measured as the difference between the fair value of the plan assets and the benefit obligation, in the Consolidated Statement of Financial Condition. As of December 31, 2013, Other liabilities included $4 million (unfunded status), related to the plan.

401(k) Contribution Plan

The Company has adopted the Barclays 401(k) Plan (referred to as the "401(k) Plan") effective January 1, 1980. Eligible employees may elect to participate in the plan at any time during the year. Employees who formally elect to participate may contribute any amount from 1% to 50% of their base pay each pay period as pre-tax contributions, Roth 401(k) after-tax contributions, or a combination. The combined pre-tax and Roth 401(k) after-tax contributions are subject to the Internal Revenue Service limit of $17,500 in 2013. Additionally, employees who formally elect to participate may contribute 1% to 6% of their base pay as traditional after-tax contributions to the 401(k) plan each pay period. The combined pre-tax, Roth 401(k) after-tax and traditional after-tax contributions may not exceed 50% of eligible compensation. Employees age 50 or over who have reached the 401(k) Plan or Internal Revenue Service maximum allowable pre-tax and/or Roth 401(k) after-tax contribution limit in a plan year may contribute catch-up contributions up to $5,500 for 2013 on a pre-tax or Roth 401(k) after-tax basis up to the Internal Revenue Service catch-up limit for the year.

The Company matches all or a portion of employee pre-tax and/or Roth 401(k) after-tax contributions through employer matching contributions. For every $1.00 an employee contributes on a pre-tax basis (up to 6% of eligible compensation each pay period), the Company contributes $1.00 ($1.50 for employees whose annualized eligible compensation is sixty thousand dollars or less). The maximum annual match available under the 401(k) Plan is $15,300. The matching contributions vest with the employee on a graduated scale based on completed years of service. Catch-up contributions and traditional after-tax contributions are not eligible for employer matching contributions.

Post-retirement
The Company follows ASC 715 which requires the recognition of post-retirement benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. Only employees hired as of March 31, 1997 are eligible for post-retirement benefits.

Post-employment
The Company recognizes post-employment benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis.

16. Share-Based Compensation

BPLC operates certain share plans for its employees, including the employees of the Company. Shares for distribution under these plans are sourced from newly issued shares and market purchases. Market purchased shares are held by a trust and will be vested for individual employees when they satisfy specific vesting conditions. The costs of these compensation plans are funded in cash paid to BPLC. The liabilities related to these share payments are recorded by the trust.

The Company makes recommendations on the compensation awards for its employees which are approved annually by the Remuneration Committee of BPLC. Depending upon the threshold limit, a portion of such compensation award for the employees will be awarded in BPLC stock. The main current share-related plans from which the Company's employees benefit are as follows:

Executive Share Award Scheme ("ESAS") – Closed Plan
For certain employees of Group, an element of their annual bonus is in the form of a deferred award of a provisional allocation of BPLC shares under ESAS. The total value of the bonus made to the employee of which ESAS is an element is dependent upon the business unit, Group and individual employee performance. The ESAS element of the annual bonus must normally be held for at least three years. Additional bonus shares are subsequently awarded to recipients of the provisional allocation and vest upon achieving continued service for three and five years from the date of award. ESAS awards were also made to eligible employees for recruitment purposes under the Joiners Share Award Plan. All awards are subject to potential forfeiture if the individual resigns and commences work with a competitor. No awards were made under ESAS during 2013.

Share Value Plan ("SVP")
The SVP was introduced in March 2010 and approved by shareholders (for executive Director participation and use of new issue shares) at the Annual General Meeting ("AGM") in April 2011. SVP awards are granted to participants in the form of a conditional right to receive BPLC shares or provisional allocations of BBPLC shares which vest over a period of three years in equal annual tranches. Participants do not pay to receive an award or to receive a release of shares. The grantor may also make a dividend equivalent payment to participants on vesting of an SVP award. SVP awards are also made to eligible employees for recruitment purposes under schedule 1 to the SVP. From 2010, the portion of business unit Long Term Incentive Plan ("LTIP") award that was previously granted under ESAS is now granted under SVP. All awards are subject to potential forfeiture in certain leaver scenarios.

Other Plans
In addition to the above plans, the Group operates a number of other plans, none of which are individually or in aggregate material in relation to the Group's charge for the year or the dilutive effect of outstanding share options. Included within other plans are the Incentive Share Plan ("ISP"), Incentive Share Option Plan ("ISOP"), and the Barclays Group LTIP which was introduced and approved at the AGM in April 2011.

The number of options and restricted stock shares outstanding at December 31, 2013 is set forth below (in millions):

	ESAS [a] [b]	SVP [a]	Other[a]
Outstanding at end of year	9.4	209.0	0.1
Of which are exercisable	-	-	-

Notes:

[a] Options / shares granted relate to Barclays PLC shares.

[b] Nil cost award.

17. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk in order to meet financing and hedging needs of customers (including broker dealers) and to reduce the Company's own exposure to market and interest rate risk in connection with trading activities. These financial instruments include forward and futures contracts, options contracts, and options on futures contracts. Each of these financial instruments contains varying degrees of off-balance sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2013 may, in certain circumstances, be in excess of the amounts recognized in the Consolidated Statement of Financial Condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

The Company also bears market risk for unfavorable changes in the price of financial instruments sold but not yet purchased. In the normal course of business, the Company enters into securities sales transactions. For these transactions, the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures) and OTC cleared swaps, all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance sheet risk in the event margin deposits are insufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, securities loaned and Repurchase agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

18. Collateral, Commitments and Contingencies

Collateral

The Company receives financial instruments as collateral, primarily in connection with Resale agreements, securities borrowed, derivatives transactions and customer margin loans. In many cases, the Company is permitted to deliver, repledge or otherwise use these financial instruments in connection with entering into Repurchase agreements, securities lending agreements, other secured financings, collateralizing derivative transactions and meeting the Company or customer settlement requirements. At December 31, 2013, the approximate fair value, excluding the impact

of netting, of financial instruments received as collateral by the Company, in connection with Resale agreements, securities borrowed and customer margin loans, that the Company was permitted to sell or repledge was $376,713 million, of which $333,753 million was sold or repledged.

The amount of collateral that was sold or repledged by the Company included the following:

- $117,279 million of securities collateral that was pledged under Repurchase agreements which cannot be resold or repledged by the counterparty.

- $191,882 million of securities collateral that was pledged under Repurchase and securities lending agreements which can be resold or repledged by the counterparty.

- $24,592 million of securities loaned against pledged securities transactions recorded as Securities received as collateral and a related Obligation to return securities received as collateral.

Financial instruments owned and pledged to counterparties that the counterparties have the right to resell or repledge are included in Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition, and included $38,533 million of collateral at December 31, 2013.

At December 31, 2013, the Company had $5,059 million of securities on deposit with clearing organizations for trade facilitation purposes. These securities cannot be resold or repledged by the clearing organizations. In addition, the Company had $9,427 million of cash and cash equivalents, and $605 million of issued letters of credit on deposit with clearing organizations.

(Unaudited)
On a month-end basis, the Company's total assets varied between $303,606 million and $352,572 million during the year, largely as a result of the variation in the level of Resale agreements which varied between $130,669 million and $177,611 million. Also based on month-end balances, the average total assets and average total Resale agreements during the year ended December 31, 2013 were $329,478 and $149,511 million respectively.

Commitments
At December 31, 2013, the Company had committed $8,666 million in forward starting collateralized agreements, primarily resale transactions, and $6,847 million in forward starting collateralized financings, primarily repurchase transactions.

Contingencies
In September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") by Lehman Brothers Holdings Inc. ("LBHI"), the Securities Investor Protection Act Trustee for Lehman Brothers Inc. (the "Trustee") and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the "Committee"). All three motions challenged certain aspects of the transaction pursuant to which the Company, its parent BBPLC and other subsidiaries of BBPLC (collectively, "Barclays") acquired most of the assets of Lehman Brothers Inc. ("LBI") in September 2008 as well as the court order approving the sale (the "Sale"). The claimants sought an order voiding the transfer of certain assets to the Company; requiring the Company to return to the LBI estate any excess value the Company allegedly received; and declaring that the Company is not entitled to certain assets that it claims pursuant to the Sale documents and order approving the Sale (the "Rule 60 Claims"). In January 2010, the Company filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI had failed to deliver as required by the Sale documents and the court order approving the Sale (together with the Trustee's competing claims to those assets, the "Contract Claims").

In February 2011, the Bankruptcy Court issued an Opinion rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee's favor and some in favor of the Company. In July 2011, the Bankruptcy Court entered final Orders implementing its Opinion. The Company and the Trustee each appealed the Bankruptcy Court's adverse rulings on the Contract Claims to the United States District Court for the Southern District of New York (the "SDNY"). LBHI and the Committee did not appeal the Bankruptcy Court's ruling on the Rule 60 Claims. After briefing and argument, the SDNY issued an Opinion in June 2012, reversing one of the Bankruptcy Court's rulings on the Contract Claims that had been adverse to Barclays and the Company and affirming the Bankruptcy Court's other rulings on the Contract Claims. In July 2012, the SDNY issued an amended Opinion correcting certain errors but not otherwise modifying the rulings, along with an agreed judgment implementing the rulings in the Opinion (the "Judgment"). Under the Judgment, Barclays is entitled to receive: (i) $1,105 million from the Trustee in respect of "clearance box" assets ("Clearance Box Assets"); and (ii) property held at various institutions in respect of the exchange traded derivatives accounts transferred to the Company in the Sale ("ETD Margin"). The Trustee has appealed the SDNY's adverse rulings to the United States Court of Appeals for the Second Circuit (the "Second Circuit"). The current Judgment is stayed pending resolution of the Trustee's appeal.

If the District Court's rulings are unaffected by future proceedings, the Company will not incur a loss in respect of these claims. As a result of an agreement entered into by the Company, BBPLC and BGUS in July 2011, as well as the Trustee's agreement to enforce any obligations relating to the return of ETD Margin only against BBPLC, in the event that the District Court's ruling regarding Barclays' entitlement to ETD Margin were reversed on appeal, the Company would not be liable for such obligations. In the event that the Court of Appeals reverses the District Court's ruling regarding entitlement to the Clearance Box Assets, the Company estimates that it would incur a loss of approximately $786 million plus pre-judgment interest thereon relating to the Clearance Box Assets previously received by the Company that would have to be returned or paid to the Trustee.

The United States Federal Housing Finance Agency (the "FHFA"), acting for two US government-sponsored enterprises, Fannie Mae and Freddie Mac, filed lawsuits against 17 financial institutions in connection with Fannie Mae's and Freddie Mac's purchases of residential MBS. The lawsuits allege, among other things, that the residential MBS offering materials contained materially false and misleading statements and/or omissions. The Company and certain of its former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of residential MBS, in which the Company was lead or co-lead underwriter.

Both complaints demand, among other things: rescission and recovery of the consideration paid for the residential MBS; and recovery for Fannie Mae's and Freddie Mac's alleged monetary losses arising out of their ownership of the residential MBS. The complaints are similar to a number of other civil actions filed against the Company by a number of other plaintiffs relating to purchases of residential MBS. The Company considers that the claims against it are without merit and intends to defend them vigorously.

The original face amount of residential MBS related to the claims against the Company in the FHFA actions and the other civil actions referred to above against the Company totaled approximately $8,938 million, of which approximately $2,563 million was outstanding as of December 31, 2013. Cumulative losses reported on these residential MBS as of December 31, 2013 were approximately $522 million. If the Company were to lose these actions the Company believes it could incur a loss of up to the outstanding amount of the residential MBS at the time of judgment (taking into account further principal payments after December 31, 2013) plus any cumulative losses on the residential MBS at such time and any interest, fees and costs, less the market value of the residential MBS at such time and less any reserves taken to date. The Company has estimated the total market value of these residential MBS as of December 31, 2013

to be approximately $1,627 million. The Company may be entitled to indemnification for a portion of such losses.

The Company has received inquiries, including subpoenas, from various regulatory and governmental authorities regarding its mortgage-related activities, and is cooperating with such inquiries.

The CFTC, the SEC, the US Department of Justice Fraud Section (the "DOJ-FS") and Antitrust Division (the "DOJ-AD"), the UK Financial Conduct Authority (the "FCA"), the European Commission, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Japan Financial Services Agency, the prosecutors' office in Trani, Italy and various US state attorneys general are among various authorities conducting investigations ("Investigations") into submissions made by BBPLC and other financial institutions to the bodies that set or compile various financial benchmarks, such as the London Interbank Offered Rate ("LIBOR") and the Euro Interbank Offered Rate ("EURIBOR").

On June 27, 2012, BPLC, BBPLC and the Company announced that they had reached a settlement with the CFTC. A penalty of $200 million was paid by BBPLC in connection with the CFTC settlement. On June 27, 2013, BBPLC also announced that it had reached settlements with the UK Financial Services Authority (the "FSA") (as predecessor to the FCA) (US Dollar equivalent of $93 million penalty paid by BBPLC) and the DOJ-FS ($160 million penalty paid by BBPLC). The settlements were made by entry into a Settlement Order Agreement with the CFTC (the "CFTC Order"), a Non-Prosecution Agreement with the DOJ-FS and a Settlement Agreement with the FSA.

In addition to a $200 million civil monetary penalty, the CFTC Order requires Barclays to cease and desist from further violations of specified provisions of the Commodity Exchange Act and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls. Among other things, the CFTC Order requires Barclays to:

- Make its submissions based on certain specified factors, with BBPLC's transactions being given the greatest weight, subject to certain specified adjustments and considerations
- Implement firewalls to prevent improper communications including between traders and submitters
- Prepare and retain certain documents concerning submissions and retain relevant communications
- Implement auditing, monitoring and training measures concerning its submissions and related processes
- Make regular reports to the CFTC concerning compliance with the terms of the CFTC Order
- Use best efforts to encourage the development of rigorous standards for benchmark interest rates
- Continue to cooperate with the CFTC's ongoing investigation of benchmark interest rates

The Company, BPLC, BBPLC and other banks have been named as defendants in class action and non-class action lawsuits pending in United States Federal Courts in connection with the role of BBPLC and other banks as contributor panel banks to US Dollar LIBOR, the first of which was filed in April 2011. As against the Company, a class action has been commenced in the United States District Court in the Southern District of New York (the "SDNY"). The complaint is substantially similar to the other class action lawsuits pending against contributor panel banks and alleges, among other things, that the Company, BPLC, BBPLC and the other banks individually and collectively violated the Sherman Act by suppressing or otherwise manipulating US Dollar LIBOR rates. Additionally, the Company and BBPLC are named in an individual action currently

pending in the SDNY. The plaintiff in that action alleges violations of various New York laws by suppressing or otherwise manipulating US Dollar LIBOR rates.

The Company, BPLC, BBPLC and other EURIBOR panel banks have been named as defendants in a proposed class action filed in the SDNY in which plaintiffs allege that defendants manipulated EURIBOR rates.

In addition, Barclays has been granted conditional leniency from the DOJ-AD in connection with potential U.S. antitrust law violations with respect to financial instruments that reference EURIBOR. As a result of that grant of conditional leniency, Barclays is eligible for (i) a limit on liability to actual rather than treble damages if damages were to be awarded in any civil antitrust action under US antitrust law based on conduct covered by the conditional leniency and (ii) relief from potential joint-and-several liability in connection with such civil antitrust action, subject to Barclays satisfying the DOJ-AD and the court presiding over the civil litigation of its satisfaction of its cooperation obligations.

The Company, BPLC and BBPLC have also been named as defendants along with four former officers and directors of BBPLC in a proposed securities class action pending in the SDNY in connection with BBPLC's role as a contributor panel bank to LIBOR. The complaint asserts claims under Sections 10(b) and 20(a) of the US Securities Exchange Act of 1934, principally alleging that BBPLC's Annual Reports for the years 2006 to 2011 contained misstatements and omissions concerning (among other things) BBPLC's compliance with its operational risk management processes and certain laws and regulations. The complaint also alleges that BBPLC's daily US Dollar LIBOR submissions constituted false statements in violation of US securities law. The complaint was brought on behalf of a proposed class consisting of all persons or entities that purchased BPLC-sponsored American Depositary Receipts on a US securities exchange between July 10, 2007 and June 27, 2012. In May 2013, the court granted BBPLC's motion to dismiss the complaint in its entirety. Plaintiffs have appealed, and briefing of the appeal is complete.

The Company is also involved in a number of other judicial and arbitration matters arising in connection with the conduct of its business. The Company does not expect the ultimate resolution of any of such proceedings to have a significant adverse effect on the Company's financial position.

19. Guarantees

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its customers and its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Consolidated Statement of Financial Condition.

The Company enters into certain derivative contracts that meet the definition of a guarantee under ASC 460, *Guarantees*, Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in the underlying

that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the definition of a guarantee include certain written equity options. Accordingly, the Company has disclosed information about certain written equity options that can potentially be used by clients to protect against changes in an underlying. The Company's derivatives that act as guarantees are summarized below and are shown on a gross basis prior to counterparty netting (in millions):

	Carrying Value of Liability	Maximum Payout/Notional
Written Equity Options	$ 611	$ 38,623

20. Counterparty Credit Risk Management

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions, both as principal and as agent, are executed with individuals and institutions including other brokers and dealers, central clearers and exchanges, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. In the event that counterparties to the transactions do not fulfill their obligations, the Company may be exposed to credit risk. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly affected by volatile trading markets and/or the extent to which such obligations are unsecured.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit and market exposure reporting and control procedures, including marking to market securities and collateral and requiring adjustments of collateral levels as considered appropriate. In connection with its derivatives trading activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements may provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with whom it conducts business as considered necessary.

21. Regulatory Requirements

As a registered broker-dealer and FCM, the Company is subject to Rule 15c3-1 of the Securities and Exchange Act and CFTC Regulation 1.17. The Company has elected to compute Net Capital in accordance with the Alternative Net Capital ("ANC") requirement as permitted by Rule 15c3-1. At December 31, 2013, the Company had Net Capital, as defined, of $5,892 million, which was $4,542 million in excess of the amount required of $1,350 million.

In accordance with the ANC requirements, the Company is required to maintain tentative net capital in excess of $1,000 million and notify the SEC in the event its tentative net capital is less than $6,000 million. At December 31, 2013, the Company had tentative net capital in excess of the minimum and notification requirements.

In accordance with the SEC's No Action Letter dated November 3, 1998, the Company has elected to compute a reserve requirement for Proprietary Accounts for Introducing Broker-Dealers ("PAIB"). The PAIB calculation is completed for a correspondent firm that uses the Company as its clearing broker-dealer in order to classify its assets held by the Company as allowable assets in their Net Capital calculation. At December 31, 2013, the Company had no reserve requirement for PAIB.

The Company is required to comply with sequestration requirements for certain cleared OTC derivatives accounts. At December 31, 2013, the Company held $5,754 million in sequestration which was $704 million in excess of the requirement of $5,050 million.

In connection with the acquisition of certain assets of Lehman Brothers, the Company was granted temporary permission by the SEC to apply the ANC methodology to compute the Net Capital requirements of a U.S. broker-dealer under Appendix E of Rule 15c3-1. The Company has submitted its application to the SEC to continue applying the ANC methodology on a permanent basis and is awaiting formal approval of that application.

22. Subsequent Events

The Company evaluated subsequent events from January 1, 2014 through February 28, 2014, the date the Consolidated Statement of Financial Condition was available to be issued. The Company had the following significant subsequent events to report.

On January 1, 2014, the TRS the Company held with BBPLC matured. The Company and BBPLC made the decision not to renew the TRS. As a result, the Company no longer has a receivable related to unsettled transfers included in Financial instruments owned, at fair value in the Consolidated Statement of Financial Condition.

On January 7, 2014, the Subsidiary filed Articles of Dissolution in New York. As of December 31, 2013, the Subsidiary had no significant operations.